Exhibit (a)(1)(F)

InvenTrust Properties Corp. C/O Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

[DATE]

Dear Stockholder,

This communication is to inform you that your InvenTrust Properties Corp. shares have been accepted into the tender offer and the payment is enclosed. The purchase price was determined to be $[●] per share.

Indicated below is a summary of the results for the tender offer:

•

The Company has accepted for purchase approximately $[●] million worth of shares that were properly tendered at a price at or below the $[●] final purchase price as of the tender offer expiration date of November 8, 2021.

•

In accordance with rules promulgated by the Securities and Exchange Commission (“SEC”), the Company had the option to increase the number of shares accepted for payment in the tender offer by up to 2% of the outstanding shares without amending or extending the tender offer. The Company increased the size of the tender offer by approximately $[●] million under this provision.

•	If you tendered your shares below the ultimate purchase price, your shares will be purchased at the higher purchase price of $[●].

•	Due to the tender offer being oversubscribed at the $[●] purchase price, the shares the Company will purchase will be for [●]% of your original request

Thank you for your investment in InvenTrust Properties Corp. If you have any questions, please don’t hesitate to contact your financial advisor or Georgeson LLC, the Information Agent for the tender offer, at 888-877-5360 for assistance.

Sincerely,

INVENTRUST PROPERTIES CORP.